Board of Management


05009264

Vedior

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

SUPPL

Amsterdam, 15 June 2005


SEC MAIL
RECEIVED
PROCESSING
JUN 23 2005
WASH. D.C.
183
SECTION

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
JUN 27 2005
THOMSON
FINANCIAL



Jelle Miedema
Company Secretary



enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201
1076 GR Amsterdam
The Netherlands

Vedior
where people matter

Amsterdam, The Netherlands

Vedior acquires two Specialist Recruitment Companies in the US

For release at 9.00am on 15 June 2005

Vedior is pleased to announce it has acquired two specialist recruitment companies based in the US increasing its presence in both the healthcare and the finance and accounting sectors.

Zach Miles, Vedior's Chief Executive said, *"Vedior is committed to continually improve its business mix. These acquisitions increase the Group's presence in two complementary specialist niches as well as our exposure to the important US market thus contributing towards a number of strategic objectives.*

Locum Medical Group has achieved impressive growth over the past few years and, given the anticipated of shortage of qualified physicians, demand for these services should remain high. The Company's brand is very well-recognised within its market sector.

Becker Executive Search and Becker Staffing Group are leading brands within accounting and finance recruitment in the San Diego area and their services are complementary to our established national presence in this sector."

Locum

Vedior has acquired an initial 80% interest in the Locum Medical Group ("Locum"), a provider of niche healthcare recruitment services.

Headquartered in Ohio, Locum specialises in the provision of temporary and permanent physicians for group and solo practices, hospitals, government facilities and long-term care facilities throughout the US. Locum achieved audited annual sales to 31 December 2004 of $11.2 million (€9.0 million) and has sustained an average sales growth rate of 35% over the last three years.

Locum's business is complementary to our existing healthcare recruitment services in the US which provide nursing personnel in travel, contract, per diem, private duty and permanent placement through our established Clinical One brand.

Locum's existing management team will continue to develop the Company. The outstanding 20% interest will remain with management of Locum with Vedior having the right to acquire these shares in due course.

Becker Executive Search and Becker Staffing Group

Vedior has also acquired an initial 70% interest in the business of Becker Executive Search (BES) and Becker Staffing Group (BSG), a San Diego-based boutique recruitment firm with an accounting and finance focus.

BES is an executive search service that concentrates on high-level direct hire searches. BSG specialises in the staffing of mid-level positions on a project basis. BES and BSG are regarded as local market leaders within accounting and finance recruitment, based on the growth of both their market share and reputation over the past five years. BES and BSG achieved audited annual sales to 31 December 2004 of $2.0 million (€1.6 million).

Vedior already has an extensive national network providing finance and accounting recruitment in the US under the brands Accountants Inc., Acsys and AccountPros as well as a growing presence in 12 other international markets.

BES will continue to operate under existing management with the brand Becker Executive Search while BSG will be incorporated into Accountants Inc.'s Californian operations. The outstanding 30% interest will remain with management of the Company with Vedior having the right to acquire these shares in due course.

These two niche acquisitions are in line with Vedior's strategy to expand our professional/executive recruitment services in the US market. The Group currently provides professional/executive recruitment and managed services in the US in the accounting and finance, engineering/technical, education, healthcare, human resources, interim management, IT and legal sectors as well as in traditional recruitment sectors.

Company Profile:

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors. Annual sales for 2004 were €6,467 million.

From its global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. In order to meet client requirements for all categories of personnel, we also have a significant global network providing administrative/secretarial and light industrial recruitment.

For further information, please contact:

Zach Miles, Chief Executive +31 (0)20 573 5609
Frits Vervoort, CFO
Jelle Miedema, Company Secretary